PGIM Investments LLC

655 Broad Street – 17th Floor
Newark, New Jersey 07102

August 1, 2017

The Board of Trustees
Prudential Investment Portfolios 5
655 Broad Street—17th Floor
Newark, New Jersey 07102

Re: Prudential Day One Funds

To the Board of Trustees:

PGIM Investments LLC (PGIM Investments) has contractually agreed, through November 30, 2018, to limit Total Annual Fund Operating Expenses after fee waivers and/or expense reimbursements to 1.15% of average daily net assets for Class R1 shares, 0.90% of average daily net assets for Class R2 shares, 0.75% of average daily net assets for Class R3 shares, 0.65% of average daily net assets for Class R4 shares, 0.55% of average daily net assets for Class R5 shares, and 0.40% of average daily net assets for Class R6 shares. This contractual waiver includes acquired fund fees and expenses, and excludes Fund and any acquired fund interest, brokerage, taxes (such as income and foreign withholding taxes, stamp duty and deferred tax expenses), extraordinary expenses, and certain other Fund expenses such as dividend and interest expense and broker charges on short sales. Fees and/or expenses waived and/or reimbursed by PGIM Investments may be recouped by PGIM Investments within the same fiscal year during which such waiver and/or reimbursement is made if such recoupment can be realized without exceeding the expense limit in effect at the time of the recoupment for that fiscal year. This expense limitation may not be terminated prior to November 30, 2018 without the prior approval of the Fund's Board of Trustees.

Very truly yours,

PGIM INVESTMENTS LLC
By: /s/ Scott E. Benjamin
Name: Scott E. Benjamin
Title: Executive Vice President